Exhibit 99.3

Press Release

AC Immune Reports First Quarter 2018 Financial Results
and Corporate Update

▪	Announced first-in-human study for an alpha-synuclein PET tracer for Parkinson’s disease

▪	Selected Tau small molecules (Tau Morphomers) have entered into IND/CTA* enabling studies; Phase 1 to commence by the end of 2018

▪	Increased R&D investment and resources across our key programs

▪	Financial position remains strong with CHF 109.7 million in cash, allowing the Company to be fully financed through Q2 2019, excluding potential incoming milestones

Lausanne, Switzerland, May 2, 2018 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company with a broad pipeline focused on neurodegenerative diseases, today announced financial results for the first-quarter ended March 31, 2018.

Prof. Andrea Pfeifer, CEO of AC Immune, commented: “During the first quarter we announced plans to start the first in human study of potentially the first selective alpha-synuclein PET tracer for earlier and more accurate diagnosis of Parkinson’s disease. Furthermore, our Tau small molecules (Tau Morphomers) demonstrated target-specific reduction of pathological Tau as well as cognitive and functional improvement. We also presented a number of scientific updates on our programs at a prestigious scientific conference, demonstrating progress in our key areas. The Company’s financial position remains strong, while we continue to invest in our highly-valued R&D resources as we pursue our mission of being a leader in precision medicine for neurodegenerative diseases.”

Key Financial Data – Unaudited (CHF million1)

	For the three months ended March 31,
	2018	2017	Change
	(in CHF million except per share data)
Contract revenue	1.5	2.0	(0.5)

R&D expenses	(10.1)	(7.5)	(2.6)
G&A expenses	(2.7)	(2.4)	(0.3)

IFRS (Loss) for the period	(11.6)	(9.4)	(2.2)
IFRS EPS – basic and diluted	(0.20)	(0.17)	(0.03)

Non-IFRS (Loss) for the period[1]	(10.8)	(7.7)	(3.1)
Non-IFRS EPS – basic and diluted[1]	(0.19)	(0.14)	(0.05)

[1]      Adjusted (Loss) and Adjusted EPS are non-IFRS measures. See “Non-IFRS Financial Measures” below for further information and reconciliation to the most directly comparable IFRS measures.

* IND: Investigational New Drug; CTA: Clinical Trial Application

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	As of March 31,	As of December 31,
	2018	2017	Change
	(in CHF million)
Cash and cash equivalents	109.7	124.4	(14.7)
Total shareholder’s equity	105.8	116.8	(11.0)

First Quarter 2018 Company Highlights

First potential PET tracer for Parkinson’s disease

We announced the first in human study for potentially the first alpha-synuclein positron emission tomography (PET) tracer for earlier and more accurate diagnosis of Parkinson’s disease. This new compound is highly selective for alpha-synuclein aggregates, a recognized and known target for Parkinson’s disease and diseases involving alpha-synuclein pathologies. Data was presented at the AAT-AD/PD Focus Meeting 2018 in Torino, Italy on March 15, 2018.

Scientific updates at AAT- AD/PD Focus Meeting

The Company and its partners provided updates at the AAT-AD/PD Focus Meeting in Torino, Italy, in March 2018: Several posters and oral presentations covered the alpha-synuclein PET tracer being developed together with Biogen; the Company’s in-house SupraAntigen™ vaccine technology; the anti-amyloid-β antibody crenezumab currently in Phase 3 development with our collaboration partner Genentech, a member of the Roche Group; and the Tau-PET imaging agent PI-2620 being developed with Piramal Imaging.

Selection of Tau Small Molecules for Clinical Development in Alzheimer’s disease

AC Immune has one of the largest Tau pipeline in the industry. Several Tau small molecule candidates, derived from AC Immune’s proprietary MorphomerTM platform and designed to cross the blood brain barrier, have demonstrated target-specific reduction of pathological Tau and cognitive and functional improvement in proof-of-concept studies in Alzheimer’s disease. IND/CTA enabling studies have started and a Phase 1 study will commence by the end of 2018.

Continue to invest in our key R&D programs and resources

During the quarter we added 7.3 FTEs to our R&D operations, as we continue to invest in our non-Alzheimer’s disease research, diagnostics and new discovery programs as we seek to position the Company clearly as a leader in precision medicine for neurodegenerative diseases.

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First Quarter 2018 Financial Highlights

Revenues

Our revenues fluctuate as a result of our collaborations with current and potentially new partners, the timing of milestone achievements, and the size of each milestone payment.

AC Immune generated revenues of CHF 1.5 million in the three months ended March 31, 2018, a decrease of CHF 0.5 million over the comparable period in 2017. The decrease in collaboration revenues was principally due to the recognition of a EUR 1 million (CHF 1.1 million) milestone from Piramal for the initiation of the Phase 1 clinical trial in an orphan indication, Progressive Supranuclear Palsy (PSP), which did not reoccur in Q1 2018.

Research & Development (R&D) Expenses

In the first quarter of 2018, AC Immune invested CHF 10.1 million in research and development, compared with CHF 7.5 million for the same period in 2017. The increase in R&D programs is primarily driven by increased investments in our two ACI 24 programs in Alzheimer’s disease (AD) and Down syndrome, our Anti-Tau vaccines for the treatment of AD, our Anti-Tau Morphomers small molecules and alpha-synuclein Antibody program.

General and Administrative (G&A) Expenses

General and administrative expenses amounted to CHF 2.7 million in the three months ended March 31, 2018, compared with CHF 2.4 million in the same period in 2017.

IFRS Loss for the period

For the three months ended March 31, 2018, the Company had a net loss of CHF 11.6 million compared with net loss of CHF 9.4 million for the same period in 2017. The decline in profitability is attributable to the decreased revenues for the periods as a result of prior milestone achievements and an increase in R&D and G&A expenses as outlined above.

Cash position

As of March 31, 2018, AC Immune had total cash of CHF 109.7 million compared to CHF 124.4 million as of December 31, 2017. The decrease of CHF 14.7 million is principally due to the net loss of CHF 11.6 million for the three month period. Net cash flows used in operating activities were CHF 13.3 million, due to the higher investments in our major discovery and development programs, and the continued strengthening of the Company’s infrastructure, systems and organization as a publicly-traded company.

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Non-IFRS Financial Measures

In addition to our operating results, as calculated in accordance with International Financial Reporting Standards, or IFRS, as adopted by the International Accounting Standards Board, we use Adjusted Loss and Adjusted Loss per Share when monitoring and evaluating our operational performance. Adjusted Loss is defined as loss for the relevant period, as adjusted for certain items that we believe are not indicative of our ongoing operating performance. Adjusted Loss per Share is defined as Adjusted Loss for the relevant period divided by the weighted-average number of shares for such period. The following table reconciles net loss to Adjusted Loss and Adjusted Loss per Share for the periods presented:

Reconciliation of Loss to Adjusted Loss and

Loss Per Share to Adjusted Loss Per Share (unaudited)

	For the quarter ended March 31		Change
	2018	2017	CHF
	(in CHF millions except per share data)
Net Income/(Loss)	(11.6)	(9.4)	(2.2)
Adjustments: Non-Cash share-based compensation[1]	0.6	0.1	0.5
Foreign currency remeasurement (Gains)/Losses[2]	0.2	1.6	(1.4)
Adjusted Income (Loss) for the period	(10.8)	(7.7)	(3.1)

EPS – basic and diluted	(0.20)	(0.17)	(0.03)
Adjustment to EPS – basic and diluted	0.01	0.03	(0.02)
Adjusted EPS – basic and diluted[2]	(0.19)	(0.14)	(0.05)
Weighted-average number of shares used to compute Adjusted Earnings (Loss) per share – basic and diluted	57,368,015	56,855,987	512,028

[1]	Reflects non-cash expenses associated with share-based compensation for equity awards issued to Directors, Management and employees of the Company. This expense reflects the awards’ fair value recognized for the portion of the equity award which is vesting over the period.

[2]	Reflects foreign currency remeasurement gains and losses for the period, predominantly impacted by the change in the exchange rate between the US Dollar and the Swiss Franc.

Non-IFRS Expenditures

Adjustments for the three ended March 31, 2018 and 2017 were CHF 0.8 million and CHF 1.7 million in net losses, respectively. These were largely due to foreign currency remeasurement losses of CHF 0.2 million and CHF 1.6 million, respectively, predominantly related to the cash balance of the Company as a result of a weakening of the US Dollar against the Swiss Franc for most of the first half of the year offset by gains in the third quarter.

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The Company also recorded CHF 0.6 million and CHF 0.1 million for share-based compensation expenses during the three months ended March 31, 2018 and 2017, respectively.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company, listed on Nasdaq, which aims to become a global leader in precision medicine for neurodegenerative diseases. The Company designs, discovers and develops therapeutic as well as diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease (AD). The Company’s pipeline features nine therapeutic and three diagnostic product candidates – with five product candidates currently in clinical trials. The most advanced of these is crenezumab, a humanized anti-amyloid-β monoclonal IgG4 antibody that targets monomeric and aggregated forms of amyloid-β, with highest affinity for neurotoxic oligomers. Crenezumab is currently in Phase 3 clinical studies for AD, under a global program conducted by the collaboration partner Genentech (a member of the Roche group). Other collaborations include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences, Piramal Imaging and Essex Bio-Technology.

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

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For further information, please contact:

In Europe Beatrix Benz AC Immune Corporate Communications Phone: +41 21 345 91 34 E-mail: beatrix.benz@acimmune.com	In the US Lisa Sher AC Immune Investor Relations Phone: +1 970 987 26 54 E-mail: lisa.sher@acimmune.com
Nick Miles/Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 552 46 46 E-mail: miles@cpc-pr.com kull@cpc-pr.com	Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com

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